EXHIBIT 21

AMERICAN VANGUARD CORPORATION AND SUBSIDIARIES

LISTING OF SUBSIDIARIES

Subsidiaries of the Company and the jurisdiction in which each company was incorporated are listed below. Unless otherwise indicated parenthetically, 100% of the voting securities of each subsidiary are owned by the Company. All companies indicated with an asterisk (*) are subsidiaries of AMVAC. All of the following subsidiaries are included in the Company’s consolidated financial statements:

AMVAC Chemical Corporation	California

GemChem, Inc.	California

2110 Davie Corporation (formerly ABSCO Distributing)	California

AMVAC Chemical UK Ltd.*	Surrey, England

Agroservicios Amvac, SA de CV	Mexico

Quimica Amvac de Mexico SA de CV	Mexico

Environmental Mediation, Inc.	California

Calhart Corporation	California

Manufacturers Mirror & Glass Co., Inc.	California

Todagco (80%)*	California

American Vanguard Corporation of Imperial Valley (90%)*	California

AMVAC Ag-Chem*	California

AMVAC Chemical Corporation-Nevada*	Nevada